30 September 2002

02 NOV 12 AM 11:21

SEVERN TRENT
ENVIRONMENTAL LEADERSHIP

**Severn Trent Plc**
2297 Coventry Road
Birmingham B26 3PU
Tel 0121 722 4000
Fax 0121 722 4800
www.severntrent.com

Direct Line 44 121 722 4840
Direct Fax 44 121 722 4290
Our Ref MLW

The File Desk (Ref 822819)
Securities Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street
Washington DC 205549
USA

02055778

Dear Sir/Madam

I enclose a copy of a Company Announcement released today.

Yours faithfully,

Michelle Woodall
Senior Company Secretarial Assistant

Enc.

SUPPL

dlw 11/18

PROCESSED
NOV 21 2002
THOMSON
FINANCIAL

**SEVERN TRENT**

**PRE-CLOSE PERIOD TRADING STATEMENT**

**30 September 2002**

Severn Trent is starting its usual analysts meetings ahead of the close period prior to the announcement of results for the half-year ending 30 September 2002. In these meetings the following trading update for the five months ended 31 August 2002 will be provided (see footnotes below).

The Board considers that, overall, the Group's performance has been satisfactory.

Severn Trent Water has continued to outperform its regulatory targets. By the end of AMP3, Severn Trent Water is aiming to achieve gross operating cost efficiencies of around £75 million per annum, although, as has been previously described, there are offsetting cost pressures. Severn Trent Water's expected capital expenditure in 2002/03 remains of the order of £430 million; for completed capital schemes in AMP3 to date, average capex efficiencies of around 7% have been achieved against the OFWAT targets. In the light of cost pressures, an application has been made to OFWAT for an Interim Determination of K (an "IDOK"). If the IDOK application is approved by OFWAT this would improve revenues in 2003/04.

Overall, conditions in the UK waste market are being impacted by the economic climate. For Biffa in the UK, collection turnover was broadly flat year-on-year; while there has been some reduction in industrial/commercial volumes, municipal contracts and pre-treatment activities have performed well. Landfill PBITA in the UK was down year-on-year, reflecting the absence of any profit from foot-and-mouth in 2002/03. PBITA for Biffa in Belgium was up year-on-year.

Services' total PBITA, including the impact of exchange rates, was down year-on-year. Analytical services has performed well, while operating services' performance has been mixed. Water purification's performance has reflected its difficult market but actions have been taken to reduce costs.

Severn Trent's dividend policy for the period up to 31 March 2005 remains as set out in its Annual Report and Accounts 2002.

The Group's results for the half-year ending 30 September 2002 will be announced on 11 December 2002.

Footnotes:

1 All year-on-year comparisons in this trading statement are for the five months ended 31 August 2002 as compared to the five months ended 31 August 2001 and are based on the Group's unaudited management accounts for the five months ended 31 August 2002.

2 PBITA is profit before goodwill amortisation, interest, tax and exceptional items.

3 The interim dividend will be paid on 7 April 2003 based on a record date of 20 December 2002. The ex-dividend date will be 18 December 2002.

4 This document contains certain "forward-looking statements" with respect to Severn Trent's financial condition, results of operations and business and certain of Severn Trent's plans and objectives with respect to these items.

Forward-looking statements are sometimes but not always, identified by their use of a date in the future or such words as "anticipates", "aims", "due", "could", "may", "should", "expects", "believes", "intends", "plans", "targets", "goal" or "estimates". By their very nature forward-looking statements are inherently unpredictable, speculative and involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future.

There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include but are not limited to, changes in the markets in which the Group operates; changes in the regulatory frameworks in which the Group operates; the impact of legal or other proceedings against or which affect the Group; and changes in interest and exchange rates.

All subsequent written or verbal forward-looking statements attributable to Severn Trent or any other member of the Group or persons acting on their behalf are expressly qualified in their entirety by the factors referred to above. Severn Trent does not intend to update these forward-looking statements.

Enquiries:

| | | |
|---|---|---|
| Alan Perelman | Severn Trent | 0121 722 4176 * |
| Group Finance Director | | |
| Peter Gavan | Severn Trent | 020 7404 5959 |
| Director of Corporate Affairs | | |
| Julian Wais | Severn Trent | 0121 722 4295 * |
| Head of Investor Relations | | |
| Simon Holberton and | Brunswick Group | 020 7404 5959 |
| Catherine Bertwhistle | | |

* Enquiries 7.00am-9.30am on Monday 30 September 2002:

c/o Brunswick: 020 7404 5959